UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One):

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2006

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                 to

Commission file number: 000-50924

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Beacon Sales Acquisition, Inc.

401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Beacon Roofing Supply, Inc.

One Lakeland Park Drive

Peabody, MA 01960

BEACON SALES ACQUISITION, INC.
401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
(MODIFIED CASH BASIS)

YEAR ENDED SEPTEMBER 30, 2006

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator and Participants

Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan as of September 30, 2006 and the related statement of changes in net assets available for benefits (modified cash basis) for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at September 30, 2006, and the changes in its net assets available for benefits (modified cash basis) for the year then ended, on the basis of accounting as described in Note 2.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of September 30, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Boston, Massachusetts
March 27, 2007

To the Board of Trustees

Beacon Sales Acquisition, Inc.

401(k) Profit Sharing Plan

Peabody, Massachusetts

Independent Auditors’ Report

We were engaged to audit the statement of net assets available for benefits (modified cash basis) of Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan as of September 30, 2005 as listed in the accompanying Table of Contents.  This statement of net assets available for benefits is the responsibility of the Plan’s management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the Plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 3, which was certified by Capital Bank and Trust Company, the trustee of the Plan, except for comparing such information with the related information included in the statement of net assets available for benefits. We have been informed by the Plan administrator that the trustee holds the Plan’s investment assets and executes investment transactions.  The Plan administrator has obtained a certification from the trustee as of September 30, 2005, that the information provided to the Plan administrator by the trustee is complete and accurate.

As described in Note 2, this statement of net assets available for benefits was prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying statement of net assets available for benefits (modified cash basis) taken as a whole.  The form and content of the information included in the statement of net assets available for benefits (modified cash basis), other than that derived from the information certified by the trustee, has been audited by us in accordance with auditing standards generally accepted in the United States of America and, in our opinion, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ Feeley & Driscoll, P.C.

Boston, Massachusetts
April 28, 2006

BEACON SALES ACQUISITION, INC. 401(K) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits (Modified Cash Basis)

September 30, 2006 and 2005

	2006	2005
Assets:
Mutual funds	$44,770,721	$37,370,947
Common/collective trusts	7,409,577	6,509,834
Participant loans	1,786,020	1,537,610
Employer securities	554,526	—

Net assets available for benefits	$54,520,844	$45,418,391

See accompanying notes.

BEACON SALES ACQUISITION, INC. 401(K) PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits (Modified Cash Basis)

Year ended September 30, 2006

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of mutual funds	$3,151,898
Interest and dividends	1,679,498
4,831,396

Contributions:
Employer	3,373,372
Participants	3,594,358
Rollovers	509,763
7,477,493

Total additions	12,308,889

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	3,186,951
Transfers to affiliated plan	2,629
Loan fees paid by loan recipients	16,856
Total deductions	3,206,436

Net increase	9,102,453

Net assets available for benefits:
Beginning of year	45,418,391

End of year	$54,520,844

See accompanying notes.

BEACON SALES ACQUISITION, INC. 401(K) PROFIT SHARING PLAN

Notes to Financial Statements (Modified Cash Basis)

September 30, 2006

Note 1 - Description of Plan

The following description of Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Document, including the Adoption Agreement, for more complete information.  The Plan Sponsor is Beacon Sales Acquisition, Inc. (the “Company”).

General - The Plan is a defined contribution plan covering all non-union employees of the Company who have completed ninety (90) days of service with the Company and are age twenty-one (21) or older.  All employees covered by a collective bargaining agreement are excluded from participation.  All employees who are non-resident aliens are excluded from participation as well.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

As of September 1, 2005, the assets of JGA Beacon, Inc. 401(k) Profit Sharing Plan (the “JGA Plan”) were transferred into the Plan.  All participants in the JGA Plan became participants in the Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan.

Contributions - Each year, participants may contribute up to one hundred percent (100%) of their pre-tax annual compensation as defined in the Plan, subject to Internal Revenue Code (IRC) limitations ($15,000 for 2006).  Individuals who are age fifty (50) or older and who contribute the maximum federal limit are eligible to make an additional contribution called a “catch-up contribution”.  The allowed maximum catch-up contribution for 2006 was $5,000.  Participants may also contribute amounts representing rollover distributions from other qualified plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers thirteen (13) mutual funds, one (1) common/collective trust fund, and the stock of the Company as investment options.  All Company contributions are determined at the discretion of the Company’s board of directors.  For the years ended September 30, 2006 and 2005, the Company made matching contributions equal to the lesser of fifty percent (50%) of the participant’s elective contribution or three percent (3%) of the participant’s pre-tax eligible compensation.  Additional amounts associated with profit sharing were contributed in those years and may be contributed in the future at the discretion of the Company’s board of directors.  These discretionary profit-sharing contributions totaled $2,309,087 during the year ended September 30, 2006. Contributions are subject to certain IRC limitations.

Participant Accounts - Each participant’s account is credited with the participant’s contributions and allocations of a) the Company’s contribution, b) Plan earnings, and c) Plan expenses.  Allocations are based upon participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Forfeitures under the plan may be used to reduce the Company’s contributions.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s contributed portion of their accounts, plus the earnings thereon, is based on years of service.  A participant is one hundred percent (100%) vested in both the discretionary and matching contributions after six (6) years of credited service (minimum 1,000 hours per Plan year).  The following represents the vesting schedules for both the discretionary profit-sharing and discretionary matching    Company contributions:

BEACON SALES ACQUISITION, INC. 401(K) PROFIT SHARING PLAN

Notes to Financial Statements (Modified Cash Basis) - Continued

September 30, 2006

Note 1 - Description of Plan - Continued

Vested
Years of Service	Percentage

Less than two (2) years	0%
Two (2) years	20%
Three (3) years	40%
Four (4) years	60%
Five (5) years	80%
Six (6) years	100%

Participant Loans - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their vested account balance.  For the year ended September 30, 2006, the interest rates charged on participant loans ranged from 4.25% to 11.5%.  Principal and interest amounts are paid weekly through payroll deductions.  Participants are charged a fee when taking out a loan.  For the year ended September 30, 2006, there were fees of $16,856 charged to loan recipients.

Payment of Benefits - On termination of service for any reason, a participant may receive a lump-sum amount equal to the participant’s vested interest in his or her account.

Forfeitures - Forfeitures of the non-vested portion of participant accounts may be used to reduce future Company discretionary and matching contributions.  Total forfeitures of $259,247 were used to offset the Company contributions in the year ended September 30, 2006. At September 30, 2006 and 2005, the balance in the forfeitures account totaled $90,034 and $164,423, respectively.

Plan Administrator/Record Keeper - American Funds Distribution, Inc. is the Plan Administrator and is responsible for the content and issuance of the Plan’s reports. FAS Core is the Record Keeper and Smith Barney is agent of record for the Plan.

Trustees - Capital Bank and Trust Co. is the Plan Trustee. Certain executives of the Company are responsible for the allocation of fiduciary responsibilities and the delegation of administrative duties, including the maintaining of the Plan’s records.

BEACON SALES ACQUISITION, INC. 401(K) PROFIT SHARING PLAN

Notes to Financial Statements (Modified Cash Basis) - Continued

September 30, 2006

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The Plan follows the modified cash basis of accounting, which is the cash basis of accounting except for investments, which are adjusted to fair value.

Use of Estimates - The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments -Investments in mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at the fiscal year-end date.  The fair value of participation units owned by the Plan in the common collective trust fund is based on the redemption value of the fund on the last business day of the Plan year.  Employer securities are valued at quoted market prices. Purchase and sales of securities are recorded on a trade-date basis.

Participant Loans - Participant loans are valued at cost, which approximates fair value.

Administrative Expenses - Expenses incurred in the administration of the Plan are paid directly by the Company, except those relating to recordkeeping fees on participant loans, which are allocated to the respective individual participants’ accounts.

Note 3 - Investments

All investment information disclosed in the accompanying financial statements, including investments held at September 30, 2005, was obtained or derived from information supplied to the Plan Administrator and certified as complete and accurate by the Plan Trustee.

Investments that represent 5% or more of the fair value of the Plan’s net assets at September 30:

	2006	2005

American Funds Growth Fund of America	$11,514,494	$9,615,472
American Funds Income Fund of America	9,442,865	7,818,314
INVESCO Stable Value Fund	7,409,577	6,509,834
American Funds Fundamental Investors	6,021,574	5,097,754
American Funds EuroPacific Growth Fund	4,585,550	3,287,338
Columbia Acorn USA Fund	3,825,994	3,971,925
Smith Barney Aggressive Growth Fund	—	3,393,903
Legg Mason Partners Aggressive Growth Fund	3,791,176	—

BEACON SALES ACQUISITION, INC. 401(K) PROFIT SHARING PLAN

Notes to Financial Statements (Modified Cash Basis) - Continued

September 30, 2006

Note 3 - Investments - Continued

During the year ended September 30, 2006, the Plan’s investments in mutual funds (including investments purchased and sold, as well as held during the year) appreciated in fair value by $3,151,898.

Note 4 - Related Party Transactions

The Company pays certain administrative expenses of the Plan.  Also, the Plan uses the Company’s personnel and facilities for its accounting and other activities at no cost to the Plan.  During the year ended September 30, 2006, the Company paid $51,628 for Plan expenses.

Note 5 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become fully vested in their accounts.

Note 6 - Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated May 28, 2002 stating that the form of the Plan is qualified under Section 401 of the IRC, and therefore, the related trust is tax exempt.  In accordance with Revenue Procedure 2006-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the IRC.

Note 7 - Risks and Uncertainties

The Plan and its participants invest in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 8 – Subsequent Event

Effective October 1, 2006, participants of the 401(k) plan of an additional subsidiary of the Company, Shelter Distribution, Inc. (the “Shelter Plan”), became participants of the Plan. Shortly thereafter, total Shelter Plan assets of approximately $7.8 million were transferred into the Plan.

SUPPLEMENTAL INFORMATION

BEACON SALES ACQUISITION, INC. 401(K) PROFIT SHARING PLAN

PLAN:  001

EIN:  36-4173366

Internal Revenue Service Form 5500, Schedule H, Part IV, Line 4(i) -
Schedule of Assets (Held at End of Year)

September 30, 2006

(a)	(b)	(c)	(e)
	Identity of issue, borrower,		Current
	lessor or similar party	Description of investment	value

*	American Funds Growth Fund of America	358,038 Shares	$11,514,494
*	American Funds Income Fund of America	475,711 Shares	9,442,865
	INVESCO Stable Value Fund	7,409,577 Units	7,409,577
*	American Funds Fundamental Investors	154,360 Shares	6,021,574
*	American Funds EuroPacific Growth Fund	99,491 Shares	4,585,550
	Columbia Acorn USA Fund	140,455 Shares	3,825,994
	Legg Mason Partners Aggressive Growth Fund	34,084 Shares	3,791,176
*	American Funds New Perspective Fund	71,591 Shares	2,272,295
*	American Funds Bond Fund of America	131,250 Shares	1,741,690
	Davis Opportunity Fund	39,264 Shares	1,046,392
	Beacon Roofing Supply Inc. Employer Stock	27,397 Shares	554,526
*	American Funds American Balanced Fund	23,792 Shares	444,441
*	American Funds Capital Income Builder	1,083 Shares	63,180
	Oppenheimer Small & Mi-Cap Value Fund	306 Shares	10,761
	Royce Micro-Cap Fund	592 Shares	10,309
*	Participant Loans	Interest rates ranging from 4.25% to 11.50%	1,786,020

			$54,520,844

* Party-in-interest as defined by ERISA.

Note: Cost information has not been included because all investments are participant-directed.

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

EXHIBIT INDEX

Exhibit No.
23	Consent of Ernst & Young LLP

SIGNATURE

The Plan.   Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BEACON SALES ACQUISITION, INC.
401(k) PROFIT SHARING PLAN

Date: March 27, 2007		/s/ David R. Grace
	By:	David R. Grace
Senior Vice President and
Chief Financial Officer